UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

EXHIBIT INDEX

99.1	Unaudited interim condensed consolidated financial statements of Costamare Inc. (the “Company”) for the three months ended March 31, 2011, and the accompanying notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 24, 2011

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

COSTAMARE INC.

Consolidated Balance Sheets
As of December 31, 2010 and March 31, 2011
(Expressed in thousands of U.S. dollars)

	December 31,	March 31,
	2010	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$159,774	$5,541
Restricted cash	5,121	4,599
Receivables	3,360	2,119
Inventories (Note 5)	9,534	15,146
Due from related parties (Note 3)	1,297	2,118
Fair value of derivatives (Note 15)	458	2,377
Insurance claims receivable	747	2,024
Accrued charter revenue (Note 10)	22,413	17,276
Prepayments and other	2,428	3,780
Investments (Note 4)	6,080	-
Vessels held for sale (Notes 7 and 8)	-	8,233
Total current assets	211,212	63,213
FIXED ASSETS, NET:
Advances for vessel acquisitions (Note 6)	3,830	96,432
Vessels, net (Note 7)	1,531,610	1,585,581
Total fixed assets, net	1,535,440	1,682,013
NON-CURRENT ASSETS:
Deferred charges, net (Note 8)	30,867	32,233
Restricted cash	36,814	35,768
Accrued charter revenue (Note 10)	14,449	11,598
Total assets	$1,828,782	$1,824,825
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$114,597	$130,060
Accounts payable	4,128	13,647
Due to related parties (Note 3)	-	1,871
Accrued liabilities	7,761	11,554
Unearned revenue (Note 10)	2,580	3,083
Fair value of derivatives (Note 14)	53,880	57,449
Other current liabilities	1,842	1,767
Total current liabilities	184,788	219,431
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 9)	1,227,140	1,192,277
Fair value of derivatives, net of current portion (Note 15)	54,062	38,298
Unearned revenue, net of current portion (Note 10)	650	414
Total-non current liabilities	1,281,852	1,230,989
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common Stock (Note 12)	6	6
Additional paid-in capital (Note 12)	519,971	519,971
Other comprehensive loss	(82,895)	(73,505)
Accumulated deficit	(74,940)	(72,067)
Total stockholders’ equity	362,142	374,405
Total liabilities and stockholders’ equity	$1,828,782	$1,824,825

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.

Consolidated Unaudited Statements of Income
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars, except share and per share data)

	2010	2011
REVENUES:
Voyage revenue	$89,024	$85,961

EXPENSES:
Voyage expenses	(390)	(1,098)
Voyage expenses – related parties (Note 3)	-	(646)
Vessels’ operating expenses	(25,789)	(27,503)
General and administrative expenses	(601)	(1,181)
Management fees – related parties (Note 3)	(2,732)	(3,483)
Amortization of dry-docking and special survey costs (Note 8)	(1,992)	(1,911)
Depreciation (Note 7)	(16,859)	(18,445)
Gain on sale of vessels (Note 7)	2,295	-
Foreign exchange gains (losses)	(93)	90
Operating income	42,863	31,784

OTHER INCOME (EXPENSES):
Interest income	410	191
Interest and finance costs (Note 13)	(17,671)	(18,744)
Other	79	(14)
Gain (loss) on derivative instruments (Note 15)	(998)	4,731
Total other income (expenses)	(18,180)	(13,836)
Net Income	$24,683	$17,948
Earnings per common share, basic and diluted (Note 12)	$0.53	$0.30
Weighted average number of shares, basic and diluted	47,000,000	60,300,000

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Consolidated Unaudited Statements of Stockholder’s Equity
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars, except share and per share data)

				Additional Paid-in Capital	Accumulated Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)

		Common Stock
	Comprehensive Income	# of shares	Par value				Total

BALANCE, January 1, 2010		47,000,000	-	372,034	(60,648)	(156,164)	155,222
- Net income	24,683	-	-	-	-	24,683	24,683
- Unrealized loss on cash flow hedges and unrealized gain on securities available for sale, net	(12,800)	-	-	-	(12,800)	-	(12,800)

- Comprehensive income	11,883

BALANCE, March 31, 2010		47,000,000	-	372,034	(73,448)	(131,481)	167,105

BALANCE, January 1, 2011		60,300,000	6	519,971	(82,895)	(74,940)	362,142
- Net income	17,948	-	-	-	-	17,948	17,948
- Dividends		-	-	-	-	(15,075)	(15,075)
- Unrealized gain on cash flow hedges and on securities available for sale	9,390	-	-	-	9,390	-	9,390

- Comprehensive income	27,338

BALANCE, March 31, 2011		60,300,000	6	519,971	(73,505)	(72,067)	374,405

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Consolidated Unaudited Statements of Cash Flows
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars)

	2010	2011
Cash Flows from Operating Activities:
Net income:	$24,683	$17,948
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,859	18,445
Amortization of financing costs	204	663
Amortization of deferred dry-docking and special survey	1,992	1,911
Amortization of unearned revenue	(160)	(161)
Loss (gain) on derivative instruments	998	(4,731)
Gain on sale of vessels	(2,295)	-
Loss on sale of investments	-	7
Changes in operating assets and liabilities:
Receivables	296	1,241
Due from related parties	174	(821)
Inventories	1,717	(5,612)
Claims receivable	286	(1,277)
Prepayments and other	(2,137)	(1,352)
Accounts payable	(2,028)	3,242
Due to related parties	260	1,871
Accrued liabilities	(72)	3,791
Unearned revenue	563	428
Other liabilities	(1,061)	(75)
Dry-dockings	(2,423)	(4,090)
Accrued charter revenue	(9,117)	7,988
Net Cash provided by Operating Activities	28,739	39,416
Cash Flows from Investing Activities:
Advances for vessel acquisitions	(1,722)	(96,432)
Vessels acquisitions / Additions to vessel cost	-	(74,843)
Proceeds from sale of available for sale securities	-	6,082
Proceeds from the sale of vessels	6,771	6,277
Net Cash provided by (used in) Investing Activities	5,049	(158,916)
Cash Flows from Financing Activities:
Repayment of long-term debt	(19,400)	(19,400)
Payment of financing costs	-	(1,826)
Dividends paid	(10,000)	(15,075)
Decrease in restricted cash	1,420	1,568
Net Cash used in Financing Activities	(27,980)	(34,733)
Net increase / (decrease) in cash and cash equivalents	5,808	(154,233)
Cash and cash equivalents at beginning of the period	12,282	159,774
Cash and cash equivalents at end of the period	$18,090	$5,541
SUPPLEMENTAL CASH INFORMATION
Cash paid during the period for interest, net of amounts capitalized	$3,769	$3,759

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare was formed on April 21, 2008, under the laws of the Republic of the Marshall Islands.

Costamare was incorporated as part of a reorganization to acquire the ownership interest in 53 ship-owning companies (the “predecessor companies”) owned by the Konstantakopoulos Family (Vasileios Konstantakopoulos and his three sons Messrs. Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the “Family”). The reorganization was completed in November 2008. On November 4, 2010, Costamare completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 13,300,000 common shares at par value $0.0001 were issued for $12.00 per share. The net proceeds of the initial public offering were $145,543.

The accompanying interim consolidated unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s financial statements for the year ended December 31, 2010. These interim consolidated unaudited financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of  the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2011 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.

As of December 31, 2010 and March 31, 2011, the Company owned and operated a fleet of 43 and 51 container vessels with a total carrying capacity of approximately 218,584 TEU and 236,033 TEU, respectively, through wholly-owned subsidiaries incorporated in the Republic of Liberia, providing worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long-, medium- and short-term time charters. As of March 31, 2011, three of the above vessels were held for sale (Note 7).

At March 31, 2011, Costamare had 79 wholly owned subsidiaries, all incorporated in the Republic of Liberia out of which, 51 operate vessels, 14 sold their vessels in 2009 and 2010 and became dormant, ten were established in 2010 and 2011 to be used for the acquisition of ten newbuilds (Note 6 and Note 17) and four were established to be used for future vessel acquisitions.

Revenues for the three-month period ended March 31, 2010 and 2011 derived from significant charterers (in percentages of total revenues) were as follows:

	2010	2011

A	36%	37%
B	19%	17%
C	18%	16%
D	9%	11%
Total	82%	81%

2.

Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2010. There have been no material changes to these policies in the three-month period ended March 31, 2011.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.

Transactions with Related Parties:

(a)

Costamare Shipping Company S.A. (the “Manager” or “Costamare Shipping”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chief Executive Officer, and as such is not part of the consolidated group of the Company, but is a related party. With effect from the consummation of the Company’s Initial Public Offering on November 4, 2010 (Note 1), Costamare Shipping receives a daily fee of $0.850 for each containership that is subject to any charter other than a bareboat  charter ($0.700 prior to November 4, 2010,) and $0.425  in the case of a containership subject to a bareboat charter, prorated for the calendar days the Company owns each containership, for providing the Company with general administrative services, certain commercial services, director and officer related insurance services and the services of officers (but not for payment of such officer’s compensation). With effect from the consummation of the Company’s Initial Public Offering on November 4, 2010 (Note 1), Costamare Shipping receives $1,000 annually on a prorated basis for the services of the Company’s officers in aggregate. Furthermore, Costamare Shipping is providing the Company’s vessels flying the Greek and the Hong Kong flags, with technical, commercial, insurance, accounting, provisions, sale and purchase, crewing and bunkering services, subcontracting the technical management of the latter to Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), also a related party, under separate management agreements executed between Costamare Shipping and Shanghai Costamare for each vessel in exchange for a daily fixed fee. The Company also pays to Costamare Shipping (i) a flat fee of $700 for the supervision of the construction of any newbuild vessel contracted by the Company and (ii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet. Costamare Shipping has also undertaken the commercial management of the Company’s vessels flying flags other than Greek and Hong Kong under separate commercial management agreements with each respective ship-owning company. The technical management of such vessels is performed by CIEL Shipmanagement S.A. (“CIEL”), a related party, pursuant to separate agreements signed between each ship-owning company and CIEL in exchange for a daily fixed fee.

The initial term of the management agreement expires on December 31, 2015, automatically renews for a one-year period and will be extended in additional one-year increments until December 31, 2020, at which point it will expire. The management fee per day for each containership is fixed until December 31, 2012 and will thereafter be annually adjusted upwards by 4%, with further annual increases permitted to reflect the strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases. After the initial term expires on December 31, 2015, the Company will be able to terminate the management agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the lesser of (i) five and (ii) the number of full years remaining prior to December 31, 2020, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination; provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

Management fees charged by the Manager in the three-month period ended March 31, 2010 and 2011 were $2,223 and $2,815, respectively and are included in management fees–related parties in the accompanying consolidated statements of income. In addition, following the consummation of the Company’s Initial Public Offering on November 4, 2010, the Manager charged for the three-month period ended March 31, 2011 (i) $646, representing a fee of 0.75% on all gross revenues, as provided in the management agreements, which is separately reflected in the accompanying 2011 consolidated statement of income and (ii) $250 for the services of the Company’s officers in aggregate, which is included in General and administrative expenses in the accompanying 2011 consolidated statement of income.

The balance due from the Manager at December 31, 2010 amounted to $504 and is included in Due from related parties in the accompanying 2010 consolidated balance sheet. The balance due to the Manager at March 31, 2011 amounted to $1,871 and is separately reflected in Due to related parties in the accompanying 2011 consolidated balance sheet.

Furthermore, on September 5, 2008, the Company assumed from Costamare Shipping the interest rate collar swap agreement discussed in Note 15 (b) at its then fair value, which was a liability of $7,887. The amount was payable by Costamare Shipping within 30 months from September 5, 2008. The amount was paid by the Manager on December 1, 2010.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)

Ciel Shipmanagement S.A. (“CIEL”): CIEL, a company incorporated in the Republic of Liberia, is owned 50.2% by the Company’s chairman and chief executive officer and 49.8% by Mr. Dimitrios Lemonidis, CIEL’s chief executive officer. CIEL is not part of the consolidated group of the Company but is a related party. CIEL provides the Company’s vessels flying flags other than Greek and Hong Kong a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, under separate management agreements signed between CIEL and each ship-owning company, in exchange for a daily fixed fee of $0.600 per vessel (2010: $0.600). CIEL specializes, although not exclusively, in managing containerships of up to 3,500 TEU.  As of March 31, 2011, CIEL provided technical, crewing, provisions, bunkering, sale and purchase and accounting services, as well as certain commercial services, to 17 (10 at December 31, 2010) of the Company’s containerships below 3,500 TEU. Management fees charged by CIEL in the three-month period ended March 31, 2010 and 2011 were $489 and $668, respectively, and are included in management fees in the accompanying consolidated statements of income. The balance due from CIEL at December 31, 2010 and March 31, 2011 amounted to $793 and $2,118, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. Furthermore, in the three-month period ended March 31, 2010, following the sale of the vessel MSC Germany CIEL charged $20, which is included in Management fees–related parties in the accompanying 2010 consolidated statements of income.

(c)

Shanghai Costamare Ship Management Co. Ltd. (“Shanghai Costamare”): Shanghai Costamare is owned (indirectly) 70% by the Company’s chairman and chief executive officer and 30% by Mr. Zhang Lei, a Chinese national who is Shanghai Costamare’s chief executive officer. Shanghai Costamare is a related party company incorporated in Peoples’ Republic of China in September 2004 and is not part of the consolidated group of the Company, but is a related party. The technical and crew management, as well as the procurement operation of certain of the Company’s vessels that operate in the Far East and South East Asia regions has been subcontracted from the Manager to Shanghai Costamare.  As of March 31, 2011, Shanghai Costamare provided technical, crewing, provisions, bunkering, sale and purchase and accounting services, as well as certain commercial services, to nine (eight as of December 31, 2010) of the Company’s containerships. The balance due to Shanghai Costamare at December 31, 2010 and March 31, 2011, was $nil.

4.

Investments:

As at December 31, 2010, the Company held at fair value one Province of Ontario bond amounting to $6,080  upon maturity of which, on February 22, 2011, the Company collected the amount of $6,082 and recognized a loss of $7, which is included in Interest income in the accompanying 2011 consolidated statement of income.

5.

Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2010	2011

Bunkers	133	3,532
Lubricants	7,893	10,049
Spare parts	1,508	1,565
Total	9,534	15,146

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.

Advances for Vessels Acquisitions/Construction:

During the period from January 1 to March 31, 2011, the Company acquired eight secondhand containerships: Prosper, MSC Pylos, Zagora, Marina, Konstantina, MSC Sudan II, MSC Sierra II and MSC Namibia II. The aggregate acquisition cost of the eight containerships was $77,697, of which $3,830 was advanced to the sellers as of December 31, 2010 and is separately reflected in the accompanying December 31, 2010 consolidated balance sheet.

On September 21, 2010, the Company contracted, subject to the loan concluded on January 14, 2011 (Note 9), with a shipyard for the construction and purchase of three newbuild containerships (Hulls H1068A, H1069A and H1070A), each of approximately 9,000 TEU capacity at a contract price per newbuild of $95,080. These three newbuilds are scheduled to be delivered between November 2013 and January 2014, and the Company entered into ten-year charter party agreements from their delivery from the shipyard at a daily rate of $43 each.

On January 28, 2011, the Company, through its two wholly-owned subsidiaries Jodie Shipping Co. and Kayley Shipping Co., contracted with a shipyard for the construction and purchase of two newbuild containerships (Hulls S 4010 and S 4011), each of approximately 9,000 TEU capacity (Note 17). These two newbuilds are scheduled to be delivered to the Company by the end of 2012. The Company entered into ten-year charter party agreements from their delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed regarding the three 9,000 TEU vessels discussed above.

The total aggregate price for all five newbuild containerships is $476,240, payable in installments until their delivery, of which $95,381 was paid during the three-month period ended March 31, 2011.

The amount of $96,432 included in the accompanying March 31, 2011 consolidated balance sheet, includes amounts paid to the shipyards and other costs, as analyzed below:

Pre-delivery installments	95,381
Capitalized interest and finance costs	701
Other capitalized costs	350
Total	96,432

7.

Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2010	2,148,860	(617,250)	1,531,610
- Vessel acquisitions and other vessels’ costs	78,673		78,673
- Depreciation		(18,445)	(18,445)
- Transfer to assets held for sale	(6,257)	-	(6,257)
Balance, March 31, 2011	2,221,276	(635,695)	1,585,581

During the three month-period ended March 31, 2011, the Company acquired the secondhand containerships Prosper, Marina, Konstantina, MSC Pylos, Zagora, MSC Sudan II, MSC Sierra II and MSC Namibia II at an aggregate cost of $77,697.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

In February 2011, the Company contracted to sell for scrap the vessels MSC Namibia, MSC Sierra and MSC Sudan at an aggregate price in the range of $19,500 to $21,000 depending on the delivery date to the scrap buyers with delivery dates up to May 31, 2011 (Note 17). As at March 31, 2011, the Company has received, in aggregate, the amount of $6,277 as advance payment from the buyers of the above-named three vessels and is included in Accounts payable in the 2011 unaudited consolidated balance sheet. The Company classified as “held for sale” the above-named three vessels in the accompanying March 31, 2011 consolidated balance sheets, as all criteria required for their classification as “Held for Sale” were met. The sale is expected to result in a gain which is estimated to approximately $11,000 in the aggregate, which will be included in the net income of the period each vessel will be delivered to the new owners.  Vessels held for sale are stated at the lower of their carrying value or fair value less costs to sell, or whereas fair value was determined by the MOA prices (Level 1).

During the three-month period ended March 31, 2010, the Company sold for scrap the container vessel MSC Germany at a  price of $5,770 and realized a gain of $2,295, which is separately reflected  in the accompanying 2010 consolidated unaudited statement of income.

As of March 31, 2011, six of the Company’s vessels, having total carrying value of $13,588, were fully depreciated. Thirty of the Company’s vessels, having a total carrying value of $1,215,136 as of March 31, 2011, have been provided as collateral to secure the long-term debt discussed in Note 9.

8.

Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-docking and Special Survey Costs	Total

Balance, December 31, 2010	5,437	25,430	30,867
- Additions	1,826	4,090	5,916
- Amortization	(663)	(1,911)	(2,574)
- Transfer to assets held for sale	-	(1,976)	(1,976)
Balance, March 31, 2011	6,600	25,633	32,233

Financing costs represent fees paid to the lenders for the conclusion of the bank loans discussed in Note 9. The amortization of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of income and the amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

During the three month periods ended March 31, 2010 and 2011, five and seven vessels, respectively, underwent their special survey. During the three-month period ended March 31, 2011, five of them completed or were close to completing their respective works totaling to $3,330 and two were in process. As of March 31, 2010 two of them completed their respective works and three were in process.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.

Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Borrower(s)		2010	2011

1.	Credit Facility		845,758	836,758
2.	Term Loans:
	1.	Costis Maritime Corporation and Christos Maritime Corporation	127,500	127,500
	2.	Mas Shipping Co	68,000	66,000
	3.	Montes Shipping Co. and Kelsen Shipping Co	126,000	126,000
	4.	Marathos Shipping Inc	9,500	7,600
	5.	Capetanissa Maritime Corporation	70,000	67,500
	6.	Rena Maritime Corporation	67,500	65,000
	7.	Bullow Investments Inc	6,500	5,000
	8.	Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co., Volk Shipping Co	20,979	20,979
	9.	Costamare Inc.	-	-
	10.	Adele Shipping Co., Bastian Shipping Co., Cadence Shipping Co.	-	-
			495,979	485,579
		Total	1,341,737	1,322,337
		Less-current portion	(114,597)	(130,060)
		Long-term portion	1,227,140	1,192,277

1.

Credit Facility: On July 22, 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. $631,340 of proceeds from the Facility were used to repay existing indebtedness. The Facility is comprised (a) a revolving credit facility of an amount of up to $300,000 and (b) a term loan facility of an amount of up to $700,000. The outstanding balance of the Facility at December 31, 2010 is repayable in 30 variable, consecutive quarterly installments, the first two in an amount of $9,000 each and the remaining 28 to be calculated following the amalgamation of the Facility’s compounds on June 30, 2011, using a formula specified in the agreement. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin. Upon the sale of MSC Antwerp in May 2009, the Company repaid $10,655 of the loan. As of March 31, 2011, the Company had drawn $936,413. Following the repayment of the amount of $10,655 discussed above, the undrawn balance of the Facility as of March 31, 2011 totaled $74,242 (Note 17 (c)).

On June 22, 2010, the Company entered into the second supplemental agreement to the Facility, which provided that during a two-year period ending December 31, 2011,  (i) the Security Requirement ratio is reduced from 125% to 80% and the minimum cash amount equal to 3% of the loan outstanding (maintained in accordance with the Facility) is included in the Security Requirement calculation, (ii) the payment of interest at an increased margin over LIBOR during the period from June 15, 2010 to December 31, 2011, half of which (amounting to $ 2,995) was paid upfront upon execution of the supplemental agreement and is included in Deferred charges, net and is amortized through December 31, 2011, and (iii) subject to no Event of Default having occurred and being continuing, no lenders’ consent shall be required for the payment of dividends if the ratio of Total Liabilities (after deducting all Cash and Cash Equivalents) to Market Value Adjusted Total Assets (after deducting all Cash and Cash equivalents) does not exceed 0.80:1. Furthermore, the second supplemental agreement provided that the undrawn amount of the Facility at June 15, 2010, if and when drawn, will be drawn at increased margin over LIBOR.

The Facility, as of March 31, 2011, was secured with, among other things, first priority mortgages over 17 of the Company’s vessels, first priority assignment of vessels’ insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 17 ship-owning companies.

The Facility and the term loan described under 9.2.2 below include among others, financial covenants requiring (i) the ratio of total liabilities (after deducting cash and cash equivalents) to market value adjusted total assets (after deducting cash and cash equivalents) not to be greater than 0.75 to 1.00; (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not be less than 2.50 to 1 and (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, shall exceed $500,000.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Term Loans:

1.

In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost the vessels Sealand New York and Sealand Washington. As at March 31, 2011, the outstanding balance of the loan of $127,500 is repayable in 15 equal semi-annual installments of $4,500 from May 2011 to May 2018 and a balloon payment of $60,000 payable together with the last installment.

2.

In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at March 31, 2011, the outstanding balance of the loan of $66,000 is repayable in 14 variable semi-annual installments from August 2011 to February 2018 and a balloon payment of $10,000 payable together with the last installment.

3.

In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint-and-several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. As at March 31, 2011, the outstanding balance of the loan of $126,000 is repayable in 14 semi-annual installments of $6,000 from June 2011 to December 2017 and a balloon payment of $42,000 payable together with the last installment.

4.

In June 2006, Marathos Shipping Inc. entered into a loan agreement with a bank for an amount of up to $24,800, in order to partly finance the acquisition cost of the vessel Maersk Mandraki. As at March 31, 2011, the outstanding balance of the loan of $7,600 is repayable in 4 equal semi-annual installments of $1,900 from August 2011 to February 2013.

5.

In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at March 31, 2011, the outstanding balance of the loan of $67,500 is repayable in 15 equal semi-annual installments of $2,500 from August 2011 to August 2018 and a balloon payment of $30,000 payable together with the last installment.

6.

In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at March 31, 2011, the outstanding balance of the loan of $65,000 is repayable in 14 equal semi-annual installments of $2,500 from August 2011 to February 2018 and a balloon payment of $30,000 payable together with the last installment.

7.

In February 2005, Bullow Investments Inc. entered into a loan agreement with a bank for an amount of up to $31,000 in order to partly finance the acquisition cost of the vessel Maersk Mykonos. As at March 31, 2011, the outstanding balance of the loan of $5,000 is repayable in 4 variable semi-annual installments from August 2011 to February 2013.

8.

In December 2009, Merin Shipping Co., Lytton Shipping Co., Venor Shipping Co., and Volk Shipping Co. entered into a loan agreement with a bank for an amount of up to $30,000 in order to partly finance the acquisition cost of the vessels Gather, Garden, Genius and Gifted. As at March 31, 2011, the outstanding balance of the loan of $20,979 is repayable in 4 semi-annual installments of $3,811 from June 2011 to December 2012 and a balloon payment of $5,735 payable together with the last installment.

9.

On November 19, 2010, the Company entered into a term loan agreement with a bank for an amount of up to $120,000, which will be available for drawing for a period up to 18 months.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.

On January 14, 2011, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., wholly-owned subsidiaries of the Company, concluded a credit facility with a bank, as joint-and-several borrowers, for an amount of up to $203,343 to finance part of the acquisition and construction cost of hulls H1068A, H1069A and H1070A (Note 6). The draw down of the facility will be made in three tranches, one for each hull. The credit facility is repayable in forty consecutive quarterly installments, the first thirty-nine (1-39) in the amount of $1,412 per tranche each, and a final (fortieth) installment of $12,713 per tranche. As of March 31, 2011, the Company did not draw any amounts under this facility.

The term loans discussed above bare interest at LIBOR plus a spread and are secured by, inter alia, (a) first priority mortgages over the borrowers vessels, (b) first priority assignment of all insurances and earnings of the mortgaged vessels and (c) corporate guarantee of Costamare. The loan agreements contain usual ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 80% to 125% and dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

The annual principal payments required to be made after March 31, 2011, are as follows:

Year ending December 31,	Amount

2011	95,197
2012	149,011
2013	132,503
2014	129,978
2015	130,103
2016 and thereafter	685,545
1,322,337

The interest rates of Costamare’s long-term debt at December 31, 2010 and March 31, 2011 were in the range of 1.31% - 6.75% and 1.22% - 6.75%, respectively. The weighted average interest rate as at December 31, 2010 and March 31, 2011 was 4.59% and 4.61%, respectively.

Total interest expense incurred on long-term debt for the three-month periods ended March 31, 2010 and 2011 amounted to $4,442 and $4,609, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the above amounts $684 and $701 for 2010 and 2011, respectively, were capitalized and are included in Vessels, net in the accompanying 2010 and 2011 consolidated balance sheets.

10.

Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a)

Accrued charter revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2010 and March 31, 2011 reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rates. As at December 31, 2010, the accrued charter revenue amounted to $36,862 (including the current portion of $22,413, which is separately reflected in current assets in the accompanying 2010 consolidated balance sheet). As at March 31, 2011, the accrued charter revenue amounted to $28,874 (including the current portion of $17,276, which is separately reflected in current assets in the accompanying 2011 consolidated balance sheet) and matures as follows:

Year ending December 31,	Amount

2011	15,337
2012	11,518
2013	481
2014	1,538
28,874

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)

Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2010 and March 31, 2011 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) the unamortized balance of the liability associated with the acquisition of two vessels in 2007, with charter parties assumed at values below their fair market value at the date of delivery of the vessels.

	2010	2011

Hires collected in advance	2,015	2,443
Unamortized balance of charters assumed	1,215	1,054
Total	3,230	3,497
Less current portion	(2,580)	(3,083)
Non-current portion	650	414

11.

Commitments and Contingencies:

(a)

Long-term Time Charters: The Company has entered into time charter arrangements on all of its vessels in operation, including the five hulls under construction, with the exception of vessel Konstantina, with international liner operators. These arrangements as at March 31, 2011, have remaining terms of up to 153 months. As of the same date, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed non-cancelable, long-term time charter contracts, are as follows:

Year ending December 31,	Amount

2011	274,358
2012	301,046
2013	271,856
2014	306,188
2015	306,002
2016 and thereafter	1,102,013
2,561,463

(b)

As at March 31, 2011, as further disclosed in Note 6, the Company has entered into five shipbuilding contracts for the construction and acquisition of five newbuild containerships. The total aggregate price for all five newbuild containerships is $476,240, payable in installments until their delivery, of which $95,381 was paid during the three-month period ended March 31, 2011. The remaining balance of $380,859 is payable as follows:

Year ending December 31,	Amount

2011	-
2012	209,715
2013	152,128
2014	19,016
380,859

(c)

Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

12.

Common Stock and Additional Paid-In Capital:

(a)

Common Stock: From inception through July 11, 2010 the authorized common stock of Costamare consisted of 2,000,000 shares with a par value of US dollar 0.0001 per share out of which 1,000,000 shares were issued to the Family. On July 12, 2010, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company’s authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share and 100,000,000 preferred shares, par value $0.0001 per share of which no shares were issued. Of these preferred shares, 10,000,000 shares have been designated Series. A Participating Preferred Stock in connection with the adoption of a stockholder rights plan. All shares of stock are in registered form.

On July 20, 2010, pursuant to a rights offerings authorized by the Board of Directors on July 14, 2010, the Company issued 24,000,000 shares of common stock in exchange of $2,400, increasing the issued share capital of  the Company to 25,000,000 shares of common stock.

On October 19, 2010, within the context of the Initial Public Offering completed in November 2010, the Company affected a dividend of 0.88 shares for each share of common stock outstanding on the record date of August 27, 2010 (the “Stock Split”). As a result of this dividend, the Company issued 22,000,000 additional shares in respect of its 25,000,000 shares of the then outstanding common stock. The share and per share amounts included in the accompanying consolidated financial statements have been restated to reflect the stock dividend discussed above.

On November 4, 2010, the Company completed its Initial Public Offering in the United States under the United States Securities Act of 1933, as amended. In this respect 13,300,000 common shares at par value $0.0001 were issued for $12.00 per share, increasing the issued share capital to 60,300,000 shares. The net proceeds of the Initial Public Offering were $145,543.

(b)

Additional Paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) advances for working capital purposes and (iii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the net proceeds obtained for those shares.

13.

Interest and Finance Costs:

The amounts for the three-month period ended March 31, 2010 and 2011 in the accompanying consolidated statements of income are analyzed as follows:

	2010	2011

Interest expense	4,442	4,609
Interest capitalized	(684)	(701)
Swap effect	13,606	13,586
Amortization of financing costs	204	663
Commitment fees	47	533
Bank charges and other	56	54
	17,671	18,744

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.

Taxes:

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of income.

The vessel owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. Applicable Tax is 50% of 4% of United States related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption because (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to US corporations and (ii) over 50% of the ultimate shareholders of the vessel owning companies are residents of a country granting an equivalent exemption to US persons.

15.

Derivatives:

(a)

Interest Rate Swaps that Meet the Criteria for Hedge Accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to proactively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in stockholders’ equity and recognized to the Statement of Income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

The interest rate swap agreements designed as hedging instruments, as of December 31, 2010 and March 31, 2011, were as follows:

Effective date	Termination date	Notional amount on effective date	Fixed rate (Costamare pays)	Floating rate (Costamare receives)	Fair value Dec. 31, 2010	Fair value Mar. 31, 2011

30/06/2008	30/06/2015	425,000	4.03% p.a.	USD LIBOR 3M BBA	(31,229)	(28,025)
30/06/2008	30/06/2015	75,000	4.03% p.a.	USD LIBOR 3M BBA	(5,511)	(4,946)
30/9/2008	30/06/2015	100,000	4.09% p.a.	USD LIBOR 3M BBA	(7,542)	(6,813)
30/9/2008	30/06/2015	250,000	4.02% p.a.	USD LIBOR 3M BBA	(18,639)	(16,512)
16/5/2008	16/05/2014	75,000	3.88% p.a.	USD LIBOR 6M BBA	(4,993)	(5,006)
16/5/2008	16/05/2014	75,000	3.88% p.a.	USD LIBOR 6M BBA	(4,993)	(5,006)
17/6/2008	17/06/2013	73,000	3.57% p.a.	USD LIBOR 6M BBA	(3,666)	(3,739)
17/6/2008	17/06/2013	73,000	3.57% p.a.	USD LIBOR 6M BBA	(3,666)	(3,739)
21/2/2007	21/02/2017	85,000	Zero cost Interest rate Collar*		(10,190)	(8,139)
4/08/2008	5/08/2013	74,000	3.60% p.a.	USD LIBOR 6M BBA	(4,526)	(3,647)
		1,305,000		Total fair value	(94,955)	(85,572)

*

Notional amount $85,000 amortizing zero-cost collar (2.23% – 6.00%) with knock-in floor sold at 2.23% and struck at 6.00%, as a 10-year forward hedge, covering the period from February 2007 to February 2017. The agreement guarantees that the interest rate payable on the Company’s loans throughout the 10-year period will always remain between 2.23% and 6.00% excluding margin.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The interest rate swaps included in the table above are for the Credit Facility discussed in Note 9 and the term loans discussed in Note 9.2.1, 9.2.2, 9.2.3 and 9.2.6.

(b)

Interest Rate Swaps that Do Not Meet the Criteria for Hedge Accounting: As of both December 31, 2010 and March 31, 2011, the Company had outstanding one interest rate swap agreement for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreement did not meet hedge accounting criteria and therefore changes in their fair value are reflected in earnings. More specifically, the swap has a Notional amount $100,000 non-amortizing zero-cost collar (1.37% – 6.00%) with a knock-in floor sold at 1.37% and struck at 6.00%, as a nine-year forward hedge, covering the period from September 2008 to March 2017. The fair value of this swap when acquired from Costamare Shipping was a liability of $7,887 (2008: liability of $11,460) (Note 3 (a)). At December 31, 2010 and March 31, 2011, the fair value of this swap was a liability of $12,987 and $10,175, respectively and is included in Fair value of derivative in the accompanying consolidated balance sheets.

In the three months period ended March 31, 2010 and March 31, 2011, the realized ineffectiveness of the interest rate swaps discussed under (a) and (b) above was $nil and $nil, respectively.

(c)

Foreign Currency Agreements: As of March 31, 2011, the Company was engaged in nine Euro/U.S. dollar contracts totaling $27,000 at an average forward rate of Euro/U.S. dollar 1.2983 expiring in monthly intervals in 2011.

As of December 31, 2010, the Company was engaged in 16 Euro/U.S. dollar contracts totaling $36,000 at an average forward rate of Euro/U.S. dollar 1.3269 expiring in monthly intervals in 2011.

At December 31, 2010 and March 31, 2011, the fair market value of these foreign currency agreements was an asset of $458 and $2,377, respectively, which is included in Fair value of derivatives in the accompanying consolidated balance sheets.

The following table summarizes the effect of Derivative Instruments discussed under (a), (b) and (c) above on the Consolidated Statements of Income for the three month periods ended March 31, 2011 and 2010.

The Effect of Derivative Instruments for the three months period Ended March 31, 2011 and March 31, 2010
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)		Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain (Loss) Recognized in Income on Derivative Ineffective Portion
	2011	2010		2011	2010
Interest rate swaps	9,383	(12,647)	Gain (loss) on derivative instruments	-	-
Total	9,383	(12,647)		-	-

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain (Loss) Recognized on Derivative		Amount of Gain (Loss) Recognized in Income on Derivative
			2011	2010
Interest rate swaps	Gain (loss) on derivative instruments		2,812	300
Forward contracts	Gain (loss) on derivative instruments		1,919	(1,298)
Total			4,731	(998)

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.

Financial Instruments:

(a)

Interest Rate Risk: The Company’s interest rates and loan repayment terms are described in Note 9.

(b)

Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)

Fair Value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the investments discussed in Note 4, determined through Level 1 of the fair value hierarchy, equates to the amounts that would be received by the Company in the event of sale of these investments. The fair value of the interest rate swap agreements discussed in Note 15 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 15(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2010 and March 31, 2011, the fair value of these interest rate swaps in aggregate amounted to a liability of $107,942 and $95,747, respectively.

The fair market value of the forward contracts discussed in Note 15(c) determined through Level 2 of the fair value hierarchy as at December 31, 2010 and March 31, 2011, amounted to an asset of $458 and $2,377, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Recurring measurements:
Forward contracts—asset position	458	-	458	-
Interest rate swaps—liability position	(107,942)	-	(107,942)	-
Investments—asset position	6,080	6,080	-	-
Total	(101,404)	6,080	(107,484)	-

	March 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Recurring measurements:
Forward contracts—asset position	2,377	-	2,377	-
Interest rate swaps—liability position	(95,747)	-	(95,747)	-
Total	(93,370)	-	(93,370)	-

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.

Subsequent Events:

(a)

Declaration and Payment of Dividends: In April 2011, the Company declared a dividend for the first quarter ended March 31, 2011, of $15,075 or $0.25 per share paid on May 12, 2011 to stockholders of record at the close of trading of the Company’s common stock on the New York Stock Exchange (the “NYSE”) on April 28, 2011.

(b)

New Credit Facility: On April 7, 2011, Costamare Inc., as borrower, concluded a credit facility with a bank, for an amount of $140,000 to finance part of the acquisition and construction cost of hulls S4010 and S4011 (Note 6). The credit facility bears interest at LIBOR plus a spread and is repayable in 16 consecutive quarterly installments, the first 15 (1-15) in the amount of 1/30 of the loan outstanding commencing at the time of delivery of hulls S4010 and S4011, and final installment in an amount equal to the 50% of the loan outstanding at the time of delivery of hulls S4010 and S4011. On April 18, 2011 the Company drew the amount of $26,740 in order to partly refinance the first pre-delivery installment of hulls S4010 and S4011 (Note 6).

(c)

Credit Facility Repayment and Draw Down: On April, 4 2011, the Company, following the sale of vessel MSC Namibia, repaid the amount of $6,610 under the Facility (Note 9.1) and the mortgage on the vessel MSC Namibia was released. Furthermore, on April 11, 2011, the Company drew down the amount of $80,853 under the Facility, which equaled the undrawn balance of the Facility as of March 31, 2011 of $74,242 (Note 9.1) and the amount of $6,610 discussed above. The draw down was secured by a first priority mortgage on vessel Cosco Hellas.

(d)

Newbuilding Contracts:  In April 2011, the Company, through its five wholly-owned subsidiaries Undine Shipping Co., Terance Shipping Co., Quentin Shipping Co., Raymond Shipping Co., and Sander Shipping Co., contracted with a shipyard for the construction and purchase of five newbuild containerships, each of approximately 8,800 TEU capacity. The five newbuild vessels are scheduled for delivery in the first three quarters of 2013 and the Company entered into long-term time charter agreements for the employment of each of the above newbuild vessels immediately upon delivery from the shipyard. Both the contract price and the daily charter rate are similar to those agreed on September 21, 2010 for the three approximately 9,000 TEU vessels discussed in Note 6.

(e)

Sale of Vessels: On April 15, 2011, the Company delivered to their scrap buyers the vessels MSC Namibia and MSC Sudan (Note 7) and on May 4 2011, the vessel MSC Sierra (Note 7) at an aggregate price of $20,387 and recognized an aggregate gain of $10,771.

(f)

New Swap Agreements: In April and May 2011, the Company concluded four interest rate swap agreements to manage its interest rate exposure, as follows:

Effective date	Termination date	Notional amount on effective date	Fixed rate (Costamare pays)	Floating rate (Costamare receives)

30/06/2011	29/06/2018	50,000 (escalating)	3.45% p.a.	USD LIBOR 3M BBA
30/09/2011	29/06/2018	20,000 (escalating)	4.05% p.a.	USD LIBOR 3M BBA
28/09/2012	29/06/2018	40,000	3.60% p.a.	USD LIBOR 3M BBA
22/08/2011	22/08/2018	65,000 (amortizing)	2.79% p.a.	USD LIBOR 6M BBA